SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This is a public announcement by América Móvil, S.A.B. de C.V. ("América Móvil") pursuant to the provisions of Section 7 paragraph 1 and Section 7 paragraph 4 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the "Takeover Decree"). This announcement and related information do not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum.

The offer described in this announcement will be made for the ordinary shares of Koninklijke KPN N.V., a public limited liability company incorporated under Dutch law, and is subject to Dutch disclosure and procedural requirements, which are different from those of the United States. The offer will be made in the United States in compliance with Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), subject to the exemptions provided by Rule 14d-1(d) under the U.S. Exchange Act and otherwise in accordance with the requirements of Dutch law. Accordingly, the offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments, that are different from those applicable under U.S. domestic tender offer procedures and laws.

To the extent permissible under applicable law or regulation, América Móvil, S.A.B. de C.V. and its affiliates or brokers (acting as agents for América Móvil, S.A.B. de C.V. or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the offer, directly or indirectly purchase, or arrange to purchase, ordinary shares of Koninklijke KPN N.V., that are the subject of the offer or any securities that are convertible into, exchangeable for or exercisable for such shares. To the extent information about such purchases or arrangements to purchase is made public in The Netherlands, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Koninklijke KPN N.V. of such information. In addition, the financial advisors to América Móvil, S.A.B. de C.V., may also engage in ordinary course trading activities in securities of Koninklijke KPN N.V., which may include purchases or arrangements to purchase such securities. For purposes of this press release any reference to América Móvil shall where appropriate include Carso Telecom B.V., the affiliate designated by América Móvil to make the Intended Offer (as defined below). Any reference in this press release to a "voluntary public offer" and "voluntary tender offer" shall be construed as references to a full offer (volledig bod) as referred to in Section 1 paragraph b of the Takeover Decree.

The offer price shall be reduced by the per share amount of any dividends or other distributions paid or declared by Koninklijke KPN N.V. following the date hereof and prior to the settlement of the offer.

“América Móvil announces certain funds for voluntary public offer for KPN and submission of offer memorandum to the AFM”

Mexico City, Mexico, August 21, 2013 -- América Móvil, S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that it has secured the necessary funds to fully finance payment of the offer price for all ordinary shares in the capital of Koninklijke KPN N.V. ("KPN") not yet held by América Movil under its intended voluntary public offer (the "Intended Offer") for KPN and that it will submit an offer memorandum to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, "AFM") for approval on this same date.

América Móvil has entered into binding credit facilities subject to customary conditions with reputable global financial institutions regarding the full financing of the Intended Offer.

On August 9, 2013, América Móvil announced its intention to make (directly or through a wholly owned subsidiary) a voluntary tender offer in cash for all issued and outstanding ordinary shares in the capital of KPN at an offer price of EUR 2.40 per share. América Movil’s wholly owned subsidiary making the offer will be Carso Telecom B.V.

As of this date, América Móvil holds (directly and indirectly) 1,267,677,000 ordinary shares in the capital of KPN, representing approximately 29.77% of all issued and outstanding ordinary shares in the capital of KPN.

Submission of an offer memorandum to the AFM and indicative timetable

América Móvil, through its wholly owned subsidiary Carso Telecom B.V., intends to submit an offer memorandum to the AFM following this announcement. In line with regulatory requirements, it shall at the same time submit a request for approval of its offer memorandum to the AFM. Once the offer memorandum is approved by the AFM, the Intended Offer will be made and the offer memorandum will be published. It is currently expected that this will take place during September 2013.

About América Móvil

América Móvil is the leading provider of telecommunication services in Latin America. As of June 30, 2013, it had approximately 262 million wireless subscribers and approximately 67 million fixed revenue generating units in the Americas.

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Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 21, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact